Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District
Beijing, People’s Republic of China 100101

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF 2024

July 2, 2024
Beijing, China

To the Shareholders of ReTo Eco-Solutions, Inc.:

It is my pleasure to invite you to the 2024 Annual General Meeting of Shareholders (the “Annual Meeting”) of ReTo Eco-Solutions, Inc. (the “Company” or “ReTo”) on August 5, 2024, at 9:30 a.m., Beijing Time (August 4, 2024, at 9:30 p.m., Eastern Time). The Annual Meeting will be held at the Company’s principal executive offices at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

The matters to be acted upon at the Annual Meeting are described below:

1.      The election of Tonglong Liu and Baoqing Sun as Class B directors, each to serve a term expiring at the annual meeting of shareholders in 2027 or until their successors are duly elected and qualified;

2.      The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024;

3.      The approval of the amended and restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), to, among other things, implement the following changes:

a.      redesignate the existing common shares, par value US$0.10 each, as Class A shares, par value US$0.10 each (“Class A Shares”), with the same rights as the existing common shares; and

b.      create an additional 2,000,000 shares each to be designated as Class B shares, par value US$0.01 each (the “Class B Shares”), with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation;

4.      The issuance of 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited (“REIT International”) at par value;

5.      To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s); and

6.      The transaction of any other business properly coming before the Annual Meeting.

Holders of record of the Company’s common shares at the close of business on June 20, 2024 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. Each common share entitles the holder thereof to one vote.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET, EMAIL OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about July 11, 2024.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By order of the Board,
/s/ Hengfang Li
Hengfang Li
Chairman of the Board

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report on Form 20-F to shareholders are available at: http://en.retoeco.com/tzzzjh.html.

ABOUT THE 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

1.      The election of Tonglong Liu and Baoqing Sun as Class B directors, each to serve a term expiring at the annual meeting of shareholders in 2027 or until their successors are duly elected and qualified;

2.      The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024;

3.      The approval of the Memorandum and Articles of Association to, among other things, implement the following changes:

a.      redesignate the existing common shares, par value US$0.10 each, as Class A Shares, par value US$0.10 each, with the same rights as the existing common shares; and

b.      create an additional 2,000,000 shares to be designated as Class B Shares, par valueUS$0.01 each, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions, pre-emption rights and no right to any dividend or distribution of the surplus assets on liquidation;

4.      The issuance of 1,000,000 Class B Shares to REIT International at par value;

5.      To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s); and

6.      The transaction of any other business properly coming before the Annual Meeting.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on June 20, 2024. Each common share is entitled to one vote. As of June 20, 2024, we had 3,801,608 common shares outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, you have three voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By email, by emailing your signed proxy card to vote@vstocktransfer.com; or

(3)    By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that Internet, email, and mail voting will close at 11:59 a.m. Eastern Time on August 3, 2024 or 11:59 p.m. Beijing Time on August 4, 2024.

May I vote at the Annual Meeting?

If you are a shareholder of record, you may vote in person at the Annual Meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual Meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, (3) voting again by email prior to the time of the Annual Meeting, or (4) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of all the proposals herein, in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the Annual Meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the other proposals are not considered as routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the Annual Meeting?

The Annual Meeting is open to all holders of the Company’s common shares as of June 20, 2024. In order to be admitted to the Annual Meeting, you must bring documentation showing that you are holders of the Company’s common shares as of June 20, 2024, the Record Date.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by Internet, email, or mail. In order for us to conduct our meeting, not less than one-third of the votes of our outstanding common shares as of June 20, 2024 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented within two hours from the time appointed for the meeting, the meeting shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal 1.    The director nominees are elected and appointed by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and were voted in person or by proxy. This means that each of the director nominees will be elected if approved by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and were voted in person or proxy. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.    The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 requires that a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

Proposal 3.    The approval of the Memorandum and Articles of Association requires a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

Proposal 4.    The issuance of 1,000,000 Class B Shares to REIT International at par value requires a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

Proposal 5.    The adjournment proposal requires that a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

PROPOSAL ONE
ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

Our board of directors (the “Board of Directors” or the “Board”) currently consists of seven directors and is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year and each class serving a three-year term. Each of our Class A directors, Austin Huang and Lidong Liu, serves a term expiring at the annual general meeting of shareholders in 2026 or until their successors are duly elected and qualified. Each of our Class B directors, Tonglong Liu and Baoqing Sun, serves a term expiring at the Annual Meeting or until their successors are duly elected and qualified. Each of our Class C directors, Hengfang Li, Guangfeng Dai and Zhizhong Hu, serves a term expiring at the annual general meeting of shareholders in 2025 or until their successors are duly elected and qualified. As a result, at the Annual Meeting, the shareholders will vote on the re-election of Tonglong Liu and Baoqing Sun as Class B directors, each to serve a term expiring at the annual general meeting of shareholders in 2027 or until their successors are duly elected and qualified.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, both of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth the biographical information regarding our director nominees.

Tonglong Liu

Director since November 2022

Mr. Liu has also served as the Chief Executive Officer and Chairman of Beike Huizhi Software Technology Co., Ltd., a private company, since June 2018. From December 2012 to June 2018, he served as the Vice President of Great China of Dassault Systèmes S.A., a software solutions provider. Mr. Liu was with PTC, Inc. (formerly Parametric Technology Corporation) (China), a computer software and services company, from March 1993 to November 2012, where he served as the Application Engineer from March 1993 to March 1995, Sale Representative from March 1995 to September 1996, District Manager of North China from September 1996 to September 1999, Reginal Director of North China from September 1999 to September 2002, Senior Regional Director of North China from September 2002 to September 2005, Area Vice President of China from September 2005 to September 2008, and Senior Vice President of China from September 2008 to September 2012. Prior to that, Mr. Liu worked at Computer Application Research Institute, NORICO Group from February 1988 to February 1993 where, he served as Engineer from February 1988 to February 1990 and as the Deputy Director of Computer Aided Design software research division from February 1990 to February 1993. Mr. Liu received his master’s degree and bachelor’s degree from the Department of Vehicle Engineering of Beijing Institute of Technology.

Baoqing Sun

Director since November 2022

Before retiring in 2014, Mr. Sun served as the Deputy Director of Gu’an County Transportation Bureau from March 2003 to April 2014, where he was responsible for political and administration affairs, matters regarding transportation technology, transportation combat readiness, and highway stations. He was also responsible for construction and maintenance of national and provincial main lines and local highways. Prior to that, Mr. Sun served as the Director of Economic Commission, Deputy Secretary of the Committee, Secretary of the Disciplinary Committee, and Deputy Mayor of Gu’an Town, Gu’an County, from March 2001 to March 2003, from June 2000 to March 2001, from December 1999 to June 2000, and from December 1999 to April 1995, respectively, where he was mainly handling town affairs such as town enterprises, taxation, or market development. From April 1995 to May 1996, he was the Deputy General Manager of Langfang Sanhe Food Co., Ltd. Mr. Sun served as the Clerk of Gu’an County Labor and Personnel Bureau from June 1984 to April 1995 and worked in Gu’an County Transportation Bureau Second Automobile Team Overhaul Workshop from July 1983 to June 1984. Mr. Sun obtained a bachelor’s degree in mechanical engineering automotive from Hebei Institute of Technology.

Vote Required for Approval

If a quorum is present, directors are elected by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the Annual Meeting. This means that each of the director nominees will be elected if approved by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting. Failure to vote by proxy or to vote in person at the Annual Meeting and broker non-votes will have no effect on the vote if a quorum is present at the meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION
OF EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF YCM CPA, INC.
(ITEM 2 ON THE PROXY CARD)

Overview

A proposal to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. The audit committee of the Board of Directors (the “Audit Committee”) has appointed YCM CPA, Inc. to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of YCM CPA, Inc. be ratified by our shareholders. If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee may reconsider the appointment.

Audit services provided by YCM CPA, Inc. for the fiscal year ending December 31, 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the U.S. Securities and Exchange Commission (the “SEC”). We do not expect that any representatives of YCM CPA, Inc. will be present at the Annual Meeting.

Fees Paid to Auditors Audit Fees

During each of the fiscal years ended December 31, 2023 and 2022, the aggregate audit fees of YCM CPA Inc., our independent registered public accounting firm, for the annual audit of our financial statements and the periodic reviews of the financial statements were $245,000 and $190,000, respectively.

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services for the fiscal years ended December 31, 2023 and 2022.

Tax Fees

The Company has not paid YCM CPA Inc. for tax services for the fiscal years ended December 31, 2023 and 2022.

All Other Fees

The Company has not paid YCM CPA Inc. for any other services in the fiscal years ended December 31, 2023 and 2022.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc. was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by YCM CPA Inc. have been so approved.

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the appointment of YCM CPA, Inc. as the independent registered public accounting firm for the fiscal year ending December 31, 2024. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote if a quorum is present at the meeting.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF YCM CPA, INC.
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

PROPOSAL THREE
APPROVAL OF AMENDED AND RESTATED CHARTER(ITEM 3 ON THE PROXY CARD)

Overview

The Board of Directors approved, and recommended the shareholders of the Company to approve the Memorandum and Articles of Association of the Company as set forth in Annex A.

Our Board of Directors has deemed advisable and is recommending that our shareholders approve and the Company adopts the Memorandum and Articles of Association to, among other things, implement the following changes:

•        redesignate the existing common shares, par value US$0.10 each, as Class A Shares, par value US$0.10 each, with the same rights as the existing common shares with one vote per share; and

•        create an additional 2,000,000 shares to be designated as Class B Shares, par value US$0.01 each, with each share to entitle the holder thereof to 1,000 votes but with transfer restrictions and no right to any dividend or distribution of the surplus assets on liquidation.

The foregoing summary of the Memorandum and Articles of Association does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of Annex A.

Reason for the Adoption of the Memorandum and Articles of Association

The Board of Directors deems that it is for the best interest of the Company and the shareholders to approve the Memorandum and Articles of Association to enable the Company to execute long-term business strategies and obtain new equity financing while maintaining a stable corporate structure and senior management team. This amended share structure provides the holder of Class B Shares (who is expected to be controlled by the Company’s current management team) with the ability to control the outcome of matters requiring shareholder approval, which also provides the Company with more flexibility to employ various financing and transaction strategies involving the issuance of equity-linked securities, without the concerns over excessive dilution in the current management’s voting power, which may otherwise result in change of control or the loss of key men’s leadership.

Description of Securities

Class A Shares

The Company will be authorized to issue an unlimited number of Class A Shares of US$0.10 each. The rights attaching to the Class A Shares will be as follows (among other things):

•        one vote per share at a meeting of shareholders or on any resolution of shareholders;

•        equal right to any dividend paid; and

•        equal right to any surplus assets on liquidation.

Class B Shares

The Company will be authorized to issue 2,000,000 Class B Shares of US$0.01 each. The rights and limitations attaching to the Class B Shares will be as follows (among other things):

•        1,000 votes per share at a meeting of shareholders or on any resolution of shareholders;

•        no right to a share in any dividend paid by the Company;

•        no right to a share in any distribution of the surplus assets of the Company on its liquidation;

•        section 46 (Pre-emptive rights) of the BVI Business Companies Act (Revised Edition) 2020 applies to the Class B Shares only. Under section 46, before issuing shares, the directors must offer the shares to existing shareholders on the same terms and in such a manner that if the offer was accepted by those existing shareholders, the existing voting or distribution rights (or both), would be maintained. Any such offer to existing shareholders must remain open for a reasonable amount of time;

•        no Class B Share may be transferred by a shareholder, other than to any of that Shareholder’s Permitted Transferees (as defined in the Memorandum and Articles of Association);

•        if any Class B Share has been transferred to any person who is not (or ceases to be) a Permitted Transferee of the original holder of those Class B Shares (the “Transferee”), that Transferee shall within 15 Business Days of becoming a shareholder or ceasing to be a Permitted Transferee of the original holder of those Class B Shares (as applicable) execute and deliver to the Company a transfer of the Class B Shares held by the Transferee to the original holder of those Class B Shares (or, if so directed by the original holder, to a Permitted Transferee of the original holder) for such consideration as may be agreed between them, failing which the Company may compulsorily redeem for par value those Class B Shares without the consent of the Transferee;

•        Permitted Transferee for these purposes means (a) Hengfang Li, Guangfeng Dai, Zhizhong Hu, or Degang Hou (each, a “Manager”), (b) a Manager’s spouse, children and grandchildren (including step and adopted children and grandchildren) and their successors (each, a “Privileged Relation”), (c) any company over which a holder of Class B Shares and/or any Manager has control, or (d) a trust set up wholly for the benefit of any Manager and/or that Manager’s Privileged Relations;

•        a resolution of shareholders consented to in writing by a majority of in excess of 50 percent of the votes of shares entitled to vote thereon must include the affirmative vote of the holder (or holders) of a majority of the Class B Shares; and

•        the quorum for a meeting of shareholders is not less than one-third of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting, including the holder (or holders) of a majority of the Class B Shares. A quorum may comprise a single shareholder or proxy (provided that shareholder is the holder of a majority of the Class B Shares).

Procedure for Implementing the Memorandum and Articles of Association

The Memorandum and Articles of Association, if approved by our shareholders, would become effective upon the registration by the BVI Registrar of Corporate Affairs, filed by the Company’s registered agent in the BVI.

Potential Effects of the Memorandum and Articles of Association

Following effectiveness of the Memorandum and Articles of Association, each Class A Share would be entitled to one vote and each Class B Share would be entitled to 1,000 votes on all matters subject to vote at general meetings of the Company, and with such other rights, preferences, and privileges as set forth in the Memorandum and Articles of Association.

Upon issuance of 1,000,000 Class B Shares, holders of Class B Shares will in the aggregate hold approximately 20.5% of our total issued and outstanding shares and 99.6% of the aggregate voting power of our total issued and outstanding shares. Holders of our Class B Shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B Shares may take actions that are not in the best interest of us or our other shareholders. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Shares may view as beneficial.

Future issuances of our Class B Shares, which can be approved by our Board of Directors and subject to the pre-emption rights, could have the effect of increasing the relative voting power of the holders of Class B Shares, discourage or make more difficult any efforts to obtain control of the Company. As a result, the relative voting power of holders of Class A Shares may remain limited for a significant period of time.

The proposed re-designation will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s common shares on the Nasdaq Capital Market.

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve and adopt the Memorandum and Articles of Association. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL FOUR
ISSUANCE OF CLASS B SHARES
(ITEM 4 ON THE PROXY CARD)

Overview

In connection with the Memorandum and Articles of Association, the Board of Directors has adopted and deemed advisable and is recommending that our shareholders approve the issuance of 1,000,000 Class B Shares to REIT International at par value. REIT International is a Hong Kong limited liability company. Mr. Hengfang Li, our Chief Executive Officer and Chairman of the Board, Mr. Guangfeng Dai, our President, Chief Operating Officer and director, Mr. Zhizhong Hu, our Chief Technology Officer and director, and Mr. Degang Hou, our Chief Internal Control Officer, holds 40%, 20%, 20% and 20% ownership, respectively, of REIT International and have the respective voting and investment power with respect to the 39,032 common shares held by REIT International.

The Board of Directors deems that it is for the best interest of the Company and the shareholders to approve the issuance of Class B shares to REIT International to enable the current management to maintain their visionary leadership of the Company and the ability to control the outcome of matters requiring shareholder approval and to execute the Company’s long-term strategy without the concerns over excessive dilution in the current management’s voting power, which may otherwise result in change of control or the loss of key men’s leadership.

See “Proposal Three — Approval of Amended and Restated Charter” for the potential impacts of the issuance of Class B Shares to REIT International.

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the issuance of 1,000,000 Class B Shares to REIT International at par value. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ISSUANCE OF 1,000,000 CLASS B SHARES TO REIT INTERNATIONAL AT PAR VALUE.

PROPOSAL FIVE
THE ADJOURNMENT PROPOSAL
(ITEM 5 ON THE PROXY CARD)

Overview

Under the Company’s Memorandum and Articles of Association, the chairman of the Annual Meeting may adjourn a meeting to a later date, with the consent of the meeting. This adjournment proposal, if adopted, will instruct the chairman of the Annual Meeting, if necessary, to adjourn the Annual Meeting if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

The adjournment proposal will only be presented to the Company’s shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual Meeting to approve any other proposal(s).

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the adjournment proposal. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Composition of Board

Our Board of Directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Class A directors shall face re-election at our 2026 annual general meeting of shareholders and shall face reelection every three years thereafter. Class B directors shall face re-election at our 2024 annual general meeting of shareholders and every three years thereafter. Class C directors shall face re-election at our 2025 annual general meeting of shareholders and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the Board of Directors.

Save as required under the BVI Act, there are no membership qualifications for directors. Further, save as required under the BVI Act, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. Baoqing Sun, Tonglong Liu, Lidong Liu and Austin Huang are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide benefits upon termination of employment.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have both our Chief Executive Officer and President to serve on the Board as they play key roles in the risk oversight or the Company. As a smaller reporting company with a small Board of Directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three committees have been established under the Board: the audit committee, the compensation committee and the nominating committee. The audit committee is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including the appointment, compensation and oversight of the work of our independent auditors. The compensation committee of the Board of Directors reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The nominating committee of the Board of Directors is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Baoqing Sun and Tonglong Liu serve on all three committees, Austin Huang serves on the nominating committee and compensation committee, Lidong Liu serves on the audit committee. Austin Huang chairs the nominating committee and the compensation committee and Lidong Liu chairs the audit committee. Lidong Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and in the best interests of the Company. Our directors also have a duty to exercise the care, diligence and skills that a reasonable person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association and British Virgin Islands law. Failure to perform these duties in this manner may leave the director liable for damages if the Company suffers a loss as a result of such actions.

The functions and powers of our Board of Directors include, among others:

•        having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company;

•        appointing officers and determining the term of office of the officers;

•        fixing the emoluments of officers;

•        exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

•        designating Committees of directors;

•        executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

•        determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a Board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he or she is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Board Meetings

The Board of Directors met seven times during the fiscal year ended December 31, 2023.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

Director Compensation

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Non-employee directors are entitled to receive $10,000 in cash per year for serving as directors and may receive stock grants pursuant to our share incentive plans. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year. During the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB 0.28 million (approximately $40,000) in cash to our non-employee directors and issued an aggregate of 6,700 common shares to our directors pursuant to the 2022 Share Incentive Plan.

Director Nomination

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. The Nominating Committee may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the Annual Meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•        A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•        A director must be prepared to represent the best interests of all shareholders of the Company, and not just one particular constituency;

•        A director must have a record of professional accomplishment in his or her chosen field; and

•        A director must be prepared and able to participate fully in activities of the Board of Directors, including membership on committees of the Board.

If the candidate is to be evaluated by the Nominating Committee, the officer of the Company will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important. A director must also not be disqualified from acting as a company director under Section 111 of the BVI Business Companies Act, 2004 (as amended).

Shareholder Communication

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101

Code of Business Ethics and Conduct

The Company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the Company’s Investor Relations web site at http://en.retoeco.com/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

Related Party Transactions

Please refer to “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for a full discussion of related party transactions.

Our Audit Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

MANAGEMENT

In addition to the information below, for information as to the business history of our other directors, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Hengfang Li.    Mr. Li has served as the Chief Executive Officer and Chairman of ReTo since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a master’s degree in Engine Studies from Beijing Institute of Technology.

Guangfeng Dai.    Mr. Dai became the President of ReTo in 2020. Previously Mr. Dai served as the Chief Operating Officer and of ReTo and has served as a Director since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his master’s degree in Automobile Engineering from Beijing Institute of Technology.

Zhizhong Hu.    Mr. Hu has served as the Chief Technology Officer and Director of ReTo since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his bachelor’s degree in Mechanical Engineering from Nanjing University of Science and Technology.

Degang Hou.    Mr. Hou has served as the Chief Internal Control Officer of ReTo since February 2020. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for Beijing REIT. He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Yue Hu.    Ms. Hu has served as Chief Financial Officer of ReTo since August 2022. She has worked in Beijing REIT Technology Development Co., Ltd., a wholly owned subsidiary of ReTo, as an assistant to the management since May 2019, and has assisted with preparation and filing of periodic reports of the Company to the SEC. From March 2015 to December 2016, Ms. Hu worked in Gu’an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her bachelor’s degree in Accounting from Xi’an Siyuan University.

Lidong Liu.    Ms. Liu has served as the Chief Financial Officer since November 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a supply chain management company. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a pharmaceuticals company. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd., a pharmaceuticals company. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with professional experience in auditing and financial reporting. Ms. Liu holds a bachelor’s degree in Accounting from Ji Lin University of Finance and Economics, and an MBA from Changchun University of Science and Technology.

Austin Huang.    Dr. Huang has served as an independent director of ReTo since November 2016. Dr. Huang has served as the President and Principal Engineer for Merit Engineering, Inc., a geotechnical, environmental, and civil engineering services company, since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Dr. Huang served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a master’s degree and Ph.D. in Geotechnical Engineering from University of Wisconsin.

Employment Agreements

Employment Agreement with Hengfang Li

The Company entered into an employment agreement with Mr. Li on May 11, 2024 (the “Li Employment Agreement”), pursuant to which Mr. Li serves as Chairman and Chief Executive Officer of the Company for an initial term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Li Employment Agreement, Mr. Li is entitled to an annual compensation of RMB 800,000 (approximately $117,000) and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on May 11, 2024 (the “Dai Employment Agreement”) pursuant to which Mr. Dai serves as the President of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Dai Employment Agreement, Mr. Dai is entitled to annual compensation of RMB 750,000 (approximately $109,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on May 11, 2024 (the “Hu Employment Agreement”), pursuant to which Mr. Hu serves as the Chief Technology Officer of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Hu Employment Agreement, Mr. Hu is entitled to annual compensation of RMB 700,000 (approximately $102,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Employment Agreement with Degang Hou

The Company entered into an employment agreement with Mr. Hou on May 11, 2024 (the “Hou Employment Agreement”), pursuant to which Mr. Hou serves as the Chief Internal Control Officer of the Company for a term from May 11, 2024 to December 31, 2025, subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the expiration of the applicable term. Pursuant to the Hou Employment Agreement, Mr. Hou is entitled to annual compensation of RMB 700,000 (approximately $102,000), and other discretionary equity bonus or benefits as determined by the Company from time to time.

Under each of the Li Employment Agreement, the Dai Employment Agreement, the Hu Employment Agreement, and the Hou Employment Agreement, we may terminate their employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the Memorandum and Articles of Association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to pay the executive officer a cash payment of three months of base salary as of the date of such termination. The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is a material reduction in his authority, duties and responsibilities, without his consent, or a material reduction in his annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annual salary as of the date of such termination; (2) payment of premiums for continued health benefits under our health plans for three months following the termination; and (3) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer, if any.

The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

Employment Agreement with Yue Hu

The Company entered into an employment agreement with Ms. Hu on August 15, 2022 providing for Ms. Hu to serve as the Company’s Chief Financial Officer for a term from August 15, 2022 to August 14, 2025. Pursuant to the terms of the Hu Employment Agreement, Ms. Hu is entitled to an annual compensation of RMB180,000 (approximately $26,500) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. Her employment agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

Compensation Executive Officers

In 2023, we expensed an aggregate of approximately $673,802 as salaries, bonuses and fees to our senior officers named in this Proxy Statement. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the 2022 Share Incentive Plan (the “2022 Incentive Plan”). The 2022 Incentive Plan allows for issuance of up to 5,000,000 common shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of common shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of common shares determined by the Compensation Committee. The automatic share reserve increase permits the Company to issue up to an additional 187,260 shares under the 2022 Incentive Plan in 2024.

As of the date of this Proxy Statement, there are no shares available for issuance under the 2022 Incentive Plan.

AUDIT COMMITTEE REPORT

The members of the Audit Committee as of December 31, 2023 were Lidong Liu, Baoqing Sun and Tonglong Liu. Each member of the Audit Committee is independent under the rules of the SEC and the Nasdaq Capital Market. The Board of Directors has determined that Ms. Liu, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee charter is available on the Company’s website at http://en.retoeco.com/.

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee. The Audit Committee has reviewed and discussed the fees paid to YCM CPA Inc. during 2023 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm” in this Proxy Statement.

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. During the fiscal year ended December 31, 2023, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm.

The Audit Committee reviews each of the Company’s semi-annal and annual reports, including management’s discussion of the Company’s results of operations and financial condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s semi-annual and annual reports, as well as related matters.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2023 with the Company’s management and discussed with YCM CPA Inc., the Company’s independent registered public accounting firm, the matters required to be discussed by discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC.

The Audit Committee has also received and reviewed the written disclosures and the letter from YCM CPA Inc. required by applicable requirements of the PCAOB regarding its communications with the Audit Committee concerning independence, and has discussed with YCM CPA Inc. its independence. The Audit Committee has concluded that YCM CPA Inc. is independent from the Company and its management.

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

This report has been furnished by the members of the Audit Committee:

Lidong Liu, Chairwoman
Baoqing Sun
Tonglong Liu

BENEFICIAL OWNERSHIP OF COMMON SHARES

The following table sets forth information with respect to beneficial ownership of our common shares, as of June 20, 2024, for:

•        Each person who is known by us to beneficially own 5% or more of our outstanding common shares;

•        Each of our current directors and named executive officers; and

•        All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 3,801,608 common shares issued and outstanding as of June 20, 2024. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of June 20, 2024 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	15,713	*
Guangfeng Dai(2)	7,806	*
Zhizhong Hu(3)	7,806	*
Degang Hou(4)	7,806	*
Tonglong Liu	—	—
Baoqing Sun	—	—
Austin Huang	400	*
Lidong Liu	—	—
Yue Hu	—	—
All directors and executive officers as a group (nine persons)	39,532	1.0%
Other 5% or Greater Beneficial Owners
Merging Holding LTD(5)	350,000	9.2%
Sevenbull, Inc(6)	200,000	5.3%

____________

*        Less than 1%.

(1)      Represents (i) approximately 15,613 common shares held through REIT International. Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 39,032 common shares held by REIT International and (ii) 100 common shares held through Soothie Holdings Limited, a British Virgin Islands company, controlled by Mr. Li.

(2)      Represents approximately 7,806 common shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 39,032 common shares held by REIT International.

(3)      Represents approximately 7,806 common shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 39,032 common shares held by REIT International.

(4)      Represents approximately 7,806 common shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 39,032 common shares held by REIT International.

(5)      Mr. Hailong Chen is the sole shareholder and CEO of Merging Holding LTD, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Merging Holding LTD. The address of Merging Holding LTD is c/o No. 605, Building 4, Yayuan Community, Anhui Beili, Chaoyang District Beijing, China, 100101.

(6)      Mr. Qingsong Dong is the sole shareholder and CEO of SevenBull, Inc., a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SevenBull, Inc. The address of SevenBull, Inc. is c/o No.17-1 Wangjia, Michuan Village, Lizhai Township, Dexing City, Jiangxi, China, 334222.

GENERAL

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, by calling (+86) 010-64827328 or via the Internet at http://en.retoeco.com/. You may obtain a copy of the Company’s Annual Report on Form 20-F, free of charge, from the SEC’s website at https://www.sec.gov.

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual general meeting but not included in the proxy statement, shareholder proposals must be submitted in writing no later than May 7, 2025. All written proposals should be submitted to: ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

Other Proposed Actions

If any other items or matters properly come before the Annual Meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Annex A

BVI COMPANY NUMBER: 1885527

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES
OF ASSOCIATION
OF
ReTo Eco-Solutions, Inc.
A COMPANY LIMITED BY SHARES
Incorporated on the 7th day of August, 2015 and amended and restated on [•] day of [•], 2024
INCORPORATED IN THE BRITISH VIRGIN ISLANDS

–––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
ReTo Eco-Solutions, Inc.
A COMPANY LIMITED BY SHARES

1.           DEFINITIONS AND INTERPRETATION

1.1        In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) as amended from time to time, and includes the regulations made under the Act;

“Articles” means the Articles of Association of the Company;

“Chairman of the Board” has the meaning specified in Regulation 12;

“Class A Shares” means the class A shares of US$0.10 par value each in the Company, having the rights set out in this Memorandum and the Articles;

“Class B Shares” means the class B shares of US$0.01 par value each in the Company, having the rights set out in this Memorandum and the Articles;

“Control” means in relation to a company, holding directly or indirectly at least 75% of the total number of voting shares issued by that company;

“Designated Stock Exchange” means any stock exchange in the United States of America on which any Shares are listed for trading;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Listing Rules” means the applicable SEC marketplace rules which apply to the Company for so long as the Company has a class of Shares listed on a Designed Stock Exchange, such rules as amended or replaced from time to time;

Annex A-1

“Manager” means:

(a)  Hengfang Li;

(b)  Guangfeng Dai;

(c)  Zhizhong Hu; or

(d)  Degang Hou;

“Memorandum” means this Memorandum of Association of the Company;

“Permitted Transferee” means, in relation to a holder of Class B Shares:

(a)  a Manager;

(b)  any Privileged Relation of a Manager;

(c)  any company over which that holder of Class B Shares and/or any Manager has Control; or

(d)  a trust set up wholly for the benefit of any Manager and/or that Manager’s Privileged Relations;

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“Privileged Relation” means a Manager’s spouse, children and grandchildren (including step and adopted children and grandchildren), and their successors;

“Registrar” means the Registrar of Corporate Affairs as appointed under section 229 of the Act;

“Resolution of Directors” means either:

(a) a resolution at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director has given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b) a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors;

“Resolution of Shareholders” means either:

(a) a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b) a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon, including at the affirmative vote of the holder (or holders) of a majority of the Class B Shares;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“SEC” means the U.S. Securities and Exchange Commission;

“Share” means a share issued or to be issued by the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder or one or more Shares or fractional Shares;

Annex A-2

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not canceled; and

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2        In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a) a “Regulation” is a reference to a regulation of the Articles;

(b) a “Clause” is a reference to a clause of the Memorandum;

(c) voting by Shareholders is a reference to the casting of votes attached to the Shares held by the Shareholder voting;

(d) the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(e) the singular includes the plural and vice versa.

1.3        Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4        Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.           NAME

The name of the Company is ReTo Eco-Solutions, Inc. The name of the Company may be changed and this Clause thereby amended by a Resolution of the Directors.

3.           STATUS

The Company is a company limited by Shares.

4.           REGISTERED OFFICE AND REGISTERED AGENT

4.1        The first registered office of the Company is at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2        The first registered agent of the Company is Offshore Incorporation Limited of P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

4.3        The Company may by Resolution of Shareholders or by Resolution of Directors, change the location of its registered agent or change its registered agent.

4.4        Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5.           CAPACITY AND POWERS

5.1        Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

Annex A-3

5.2        For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.           NUMBER AND CLASSES OF SHARES

6.1        Shares in the Company shall be issued in the currency of the United States of America.

6.2        The Company is authorized to issue Shares designated as follows:

(a) an unlimited number of Class A Shares; and

(b) up to a maximum of 2,000,000 Class B Shares,

or any combination of the above classes of Shares.

6.3        The company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4        Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.           RIGHTS OF SHARES

7.1        Class A Shares

Each Class A Share confers upon the holder the following rights:

(a) the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

(b) the right to an equal share in any dividend paid by the Company; and

(c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2        Class B Shares

Each Class B Share confers upon the holder the following rights:

(a) the right to one thousand votes at a meeting of the Shareholders or on any Resolution of Shareholders;

(b) no right to a share in any dividend paid by the Company; and

(c) no right to a share in any distribution of the surplus assets of the Company on its liquidation.

7.3        The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8.           VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

9.           RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

Annex A-4

10.         REGISTERED SHARES

10.1      The Company shall issue Registered Shares only.

10.2      The Company is not authorized to issue Bearer Shares, convert Registered Shares to Bearer Shares or exchange Registered Shares for Bearer Shares.

11.         TRANSFER OF SHARES

11.1      Subject to Sub-Regulation 6.1 of the Articles, the Company shall, on receipt of an instrument of transfer to the extent required pursuant to Sub-Regulation 6.2 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2      Subject to Sub-Regulation 6.1 of the Articles, the directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.         AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1      Subject to Clause 8, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a) to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b) to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c) in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d) to Clauses 7, 8, 9 or this Clause 12.

12.2      Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

Annex A-5

We, OFFSHORE INCORPORATIONS LIMITED of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 7th day of August, 2015.

Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
OFFSHORE INCORPORATIONS LIMITED

Annex A-6

TERRITORY OF THE BRITISH VIRGIN ISLANDS THE BVI BUSINESS
COMPANIES ACT, 2004
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION OF
ReTo Eco-Solutions, Inc.
A COMPANY LIMITED BY SHARES

1.           REGISTERED SHARES

1.1.       Every Shareholder is entitled, on request to a certificate signed by a director or officer of the Company, or any other person authorised by Resolution of Directors, or under the Seal specifying the number of Shares held by him and the signature of the director, officer or authorised person and the Seal may be facsimiles.

1.2.       Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3.       If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

1.4.       Nothing in the Memorandum or these Articles shall require title to any Share to be evidenced by a share certificate to the extent the Act, the applicable Listing Rules, or any other laws, rules, procedures or other requirements applicable to shares listed on a Designated Stock Exchange permit otherwise.

1.5.       Subject to and in accordance with the Act and the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), the directors, without further consultation with any Shareholder, may resolve that any class or series of shares in issue, or to be issued, from time to time, may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form.

2.           SHARES

2.1.       Subject to Sub-Regulation 2.2 below, Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.       Section 46 of the Act (Pre-emptive rights) apply to the Company in relation to the Class B Shares only.

2.3.       A Share may be issued for consideration in any form, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4.       The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5.       No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a)         the amount to be credited for the issue of the Shares; and

(b)        that, in the opinion of the directors, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

Annex A-7

2.6.       The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)         the solvency test in Regulations 3 and 18; and

(b)        sections 197 and 209 of the Act.

2.7.       The Company shall keep a register (the “register of members”) containing:

(a)         the names and addresses of the Persons who hold Shares;

(b)        the number of each class and series of Shares held by each Shareholder;

(c)         the date on which the name of each Shareholder was entered in the register of members; and

(d)        the date on which any Person ceased to be a Shareholder.

2.8.       The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.9.       A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.           REDEMPTION OF SHARES AND TREASURY SHARES

3.1.       The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.       The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3.       Sections 60 (Process for purchase, redemptions or other acquisitions of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4.       Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5.       All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6.       Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.7.       Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

Annex A-8

4.           MORTGAGES AND CHARGES OF SHARES

4.1.       Shareholders may mortgage or charge their Shares.

4.2.       There shall be entered in the register of members at the written request of the Shareholder:

(a)         a statement that the Shares held by him are mortgaged or charged;

(b)        the name of the mortgagee or chargee; and

(c)         the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.       Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)         with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)        upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.       Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)         no transfer of any Share the subject of those particulars shall be effected;

(b)        the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)         no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5.           FORFEITURE

5.1.       Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2.       A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.       The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.       Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.       The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

Annex A-9

6.           TRANSFER OF SHARES

6.1        No Class B Share may be transferred by a Shareholder, other than to any of that Shareholder’s Permitted Transferees.

6.2.       Subject to Sub-Regulation 6.1 and the Memorandum:

(a) Shares not listed on a Designated Stock Exchange may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration; and

(b) Shares listed on a Designated Stock Exchange may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), notwithstanding any other provision in the Memorandum or these Articles.

6.3.       The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.4.       If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)         to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)        that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.5.       Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

6.6.       If any Class B Share has been transferred to any person who is not (or ceases to be) a Permitted Transferee of the original holder of those Class B Shares (the Transferee), that Transferee shall within 15 Business Days of becoming a Shareholder or ceasing to be a Permitted Transferee of the original holder of those Class B Shares (as applicable) execute and deliver to the Company a transfer of the Class B Shares held by the Transferee to the original holder of those Class B Shares (or, if so directed by the original holder, to a Permitted Transferee of the original holder) for such consideration as may be agreed between them, failing which the Company may compulsorily redeem for par value those Class B Shares without the consent of the Transferee.

7.           MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.       Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.       Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.       The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)         those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)        the other directors.

Annex A-10

7.4.       The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.       A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.       The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.       A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.       The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.       The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

__________________ (the “Company”)

I/We, _______________ being a Shareholder of the Company HEREBY APPOINT _______________ of _______________ or failing him _______________ of _______________ to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the ___ day of _______________, 20___ and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this ___ day of ______________, 20___

_____________________

Shareholder

7.10.     The following applies where Shares are jointly owned:

(a)         if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)        if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)         if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.     A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.     A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting, including the holder (or holders) of a majority of the Class B Shares. A quorum may comprise a single Shareholder or proxy (provided that Shareholder is the holder of a majority of the Class B Shares) and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

Annex A-11

7.13.     If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one-third (1/3) of the votes of the Shares of each class or series of Shares entitled to vote on the matters to be considered by the meeting, including the holder (or holders) of a majority of the Class B Shares, those present shall constitute a quorum.

7.14.     At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman.

7.15.     The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16.     At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.     Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18.     Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19.     The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

7.20.     Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21.     An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

Annex A-12

8.           DIRECTORS

8.1.       The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors in accordance with Sub-Regulation 8.4 and 8.5 below. Any director appointed by Resolution of Directors must be affirmed by the Shareholders at the next meeting of Shareholders.

8.2.       No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3.       Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number.

8.4.       The Board shall be divided into three classes of Directors, designated as (a) Class A Directors, (b) Class B Directors, and (c) Class C Directors, as nearly equal in numbers as the then total number of Directors permits.

8.5.       The Directors shall be elected as follows:

(a)         At the first annual meeting of Shareholders following [•] 2024 (the Effective Date), the term of office of the Class C Directors shall expire and Class C Directors shall be elected for a full term of three (3) years.

(b)        At the second annual general meeting of the Company following the Effective Date, the term of office of the Class A Directors shall expire and Class A Directors shall be elected for a full term of three (3) years.

(c)         At the third annual general meeting of the Company following the Effective Date, the term of office of the Class B Directors shall expire and Class B Directors shall be elected for a full term of three (3) years.

(d)        At each succeeding annual general meeting of the Company following the third annual general meeting of the Company after the Effective Date, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting.

8.6.       Intentionally left blank.

8.7.       A Director who retires at the annual meeting of Shareholders shall be eligible for reelection. If he is not re-elected he shall retain office until the meeting elects someone in his place, or if it does not do so, until the end of the meeting.

8.8.       Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal.

8.9.       A director may be removed from office,

(a)         with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)        with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Annex A-13

8.10.     A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

8.11.     The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.12.     A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.13.     Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.14.     The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)         before the death of the sole Shareholder/director who nominated him,

(i)         he resigns as reserve director, or

(ii)        the sole Shareholder/director revokes the nomination in writing; or

(b)        the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.15.     The Company shall keep a register of directors containing:

(a)         the names and addresses of the persons who are directors of the Company or who have been nominated as reserve directors of the Company;

(b)        the date on which each person whose name is entered in the register was appointed as a director, or nominated as a reserve director, of the Company;

(c)         the date on which each person named as a director ceased to be a director of the Company;

(d)        the date on which the nomination of any person nominated as a reserve director ceased to have effect; and

(e)         such other information as may be prescribed by the Act.

8.16.     The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.17.     The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.18.     A director is not required to hold a Share as a qualification to office.

8.19.     A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act to be his alternate to:

(a)         exercise the appointing director’s powers; and

(b)        carry out the appointing director’s responsibilities, in relation to the taking of decisions by the directors in the absence of the appointing director.

Annex A-14

8.20.     No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.21.     The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.22.     An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.23.     An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.24.     The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.           POWERS OF DIRECTORS

9.1.       The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.       Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.       If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.       Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5.       The continuing directors may act notwithstanding any vacancy in their body.

9.6.       The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7.       All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8.       Section 175 (Disposition of assets) of the Act does not apply to the Company.

Annex A-15

10.         PROCEEDINGS OF DIRECTORS

10.1.     Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.     The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.     A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.     A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.     A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6.     If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7.     At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8.     An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.         COMMITTEES

11.1.     The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.     The directors have no power to delegate to a committee of directors any of the following powers:

(a)         to amend the Memorandum or the Articles;

(b)        to designate committees of directors;

(c)         to delegate powers to a committee of directors;

(d)        to appoint or remove directors;

(e)         to appoint or remove an agent;

Annex A-16

(f)         to approve a plan of merger, consolidation or arrangement;

(g)        to make a declaration of solvency or to approve a liquidation plan; or

(h)        to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.     Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.     The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.     Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.         OFFICERS AND AGENTS

12.1.     The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.     The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.     The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.     The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.     The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.6.     An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)         to amend the Memorandum or the Articles;

(b)        to change the registered office or agent;

(c)         to designate committees of directors;

Annex A-17

(d)        to delegate powers to a committee of directors;

(e)         to appoint or remove directors;

(f)         to appoint or remove an agent;

(g)        to fix emoluments of directors;

(h)        to approve a plan of merger, consolidation or arrangement;

(i)         to make a declaration of solvency or to approve a liquidation plan;

(j)         to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)        to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.7.     The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.8.     The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.         CONFLICT OF INTERESTS

13.1.     A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.     For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.     A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)         vote on a matter relating to the transaction;

(b)        attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)         sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.         INDEMNIFICATION

14.1.     Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)         is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

Annex A-18

(b)        is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.     The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3.     For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)         the Company’s holding company; or

(b)        a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4.     The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5.     The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6.     Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7.     Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8.     The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9.     If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10.   The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

Annex A-19

14.11    Insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

15.         RECORDS

15.1.     The Company shall keep the following documents at the office of its registered agent:

(a)         the Memorandum and the Articles;

(b)        the register of members, or a copy of the register of members;

(c)         the register of directors, or a copy of the register of directors; and

(d)        copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.     Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3.     If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)         within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)        provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4.     The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)         minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)        minutes of meetings and Resolutions of Directors and committees of directors; and

(c)         an impression of the Seal.

15.5.     Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.6.     The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.         REGISTER OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)         the date of creation of the charge;

(b)        a short description of the liability secured by the charge;

(c)         a short description of the property charged;

(d)        the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

Annex A-20

(e)         unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)         details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

17.         SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.         DISTRIBUTIONS

18.1.     The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.     Distributions may be paid in money, Shares, or other property.

18.3.     Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.     No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.         ACCOUNTS AND AUDIT

19.1.     The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.     The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.     The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.     The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5.     The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.     The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

Annex A-21

19.7.     The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)       in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)      all the information and explanations required by the auditors have been obtained.

19.8.     The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9.     Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10.   The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.         NOTICES

20.1.     Any notice, information or written statement to be given by the Company to Shareholders must be in writing and may be given by personal service, registered mail, courier, email or fax to the address of the Shareholder recorded in the register of members or any other address or email address as notified by the Shareholder to the Company for this purpose, or if the Company has a class of Shares listed on a Designated Stock Exchange, may be given as permitted by and in accordance with the applicable Listing Rules.

20.2.     Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3.     (a) For the purposes of this Regulation, any summons, notice, order, document, process, information or written statement is taken to be received:

(i) (if it is supplied in person or left at an address) at the time it is supplied or left;

(ii) (if it is sent or supplied by registered mail) 7 days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii) (if it is sent or supplied by fax) when the transmission has been successfully completed; and

(iv) (if it is sent or supplied by email) when the email has been sent.

(b) Any Shareholder present in person or by proxy at any meeting of Shareholders is, for all purposes, regarded as having received due notice of the meeting.

21.         VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

22.         CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

Annex A-22

We, OFFSHORE INCORPORATIONS LIMITED of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 7th day of August, 2015.

Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
OFFSHORE INCORPORATIONS LIMITED

Annex A-23

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number: CONTROL #
* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.
VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on August 5, 2024 at 9:30 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be received by 11:59 a.m., Eastern Time, on August 3, 2024/11:59 p.m., Beijing Time on August 4, 2024.

Annual Meeting Proxy Card - ReTo Eco-Solutions, Inc.

DETACH PROXY CARD HERE TO VOTE BY MAIL

▼	The Board of Directors recommends that you vote FOR each director nominee:	▼

(1)      To elect Tonglong Liu and Baoqing Sun as Class B directors, each to serve a term expiring at the annual general meeting of shareholders in 2027 or until their successors are duly elected and qualified.

		FOR	WITHHOLD		FOR	WITHHOLD
Class B directors	01 Tonglong Liu	☐	☐	02 Baoqing Sun	☐	☐
▼	The Board of Directors recommends that you vote FOR the following item:	▼

(2)      To ratify the appointment of YCM CPA, Inc.    as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(3)      To adopt the Memorandum and Articles of Association to, among other things, implement the following changes: to redesignate the existing common shares, par value US$0.10 each, as Class A shares of US$0.10 each and to create an additional 2,000,000 shares to be designated as Class B shares, par value US$0.01 each, with each share to entitle the holder thereof to 1,000 votes.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(4)      To approve the issuance of 1,000,000 Class B Shares to REIT International Development (Group) Co., Limited at par value.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN

(5)      To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN
Date	Signature		Signature, if held jointly
To change the address on your account, please check the box at right and indicate your new address.		☐
* SPECIMEN *	AC:ACCT9999	90.00

RETO ECO-SOLUTIONS, INC.
Proxy Card for the Annual General Meeting of Shareholders
To be Held on August 5, 2024
9:30 a.m., Beijing Time
(9:30 p.m., Eastern Time, August 4, 2024)

RETO ECO-SOLUTIONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the Annual General Meeting of Shareholders (the “Annual Meeting”) and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Hengfang Li, as proxy to represent and vote and act upon the following matters in respect of all common shares of ReTo Eco-Solutions, Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on August 5, 2024, at 9:30 a.m., Beijing Time (or August 4, 2024, at 9:30 p.m., Eastern Time), at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, and at any adjournment or postponement thereof. The proxy is further authorized to vote, in his discretion, upon such other business as may properly come before the Annual Meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of each of the nominees to the Board of Directors, “FOR” all the other proposals.

In his discretion, the proxy is authorized to vote upon such other matters as may properly come before the Annual Meeting or any postponements or adjournments of the Annual Meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on August 5, 2024, at 9:30 a.m., Beijing Time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ReTo Eco-Solutions, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

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(Continued and to be signed on Reverse Side)